Exhibit 28

                                                       FINAL EXECUTION COPY
                                                       --------------------


                  MUTUAL RELEASE AND SETTLEMENT AGREEMENT
                  ---------------------------------------

     This Mutual Release and Settlement Agreement (this "SETTLEMENT AGREEMENT") is entered into as of the 13th day of October 2002, by and among XO COMMUNICATIONS, INC., a Delaware corporation ("XO"), FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-VII, L.P. ("EQUITY-VII"), a Delaware limited partnership, FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VIII, L.P., a Delaware limited partnership ("MBO-VIII"), FLC XXXI PARTNERSHIP, L.P., a New York limited partnership ("FORSTMANN LITTLE & CO.", and together with Equity-VII and MBO-VIII, "FORSTMANN LITTLE"), and TELEFONOS DE MEXICO, S.A. DE C.V., a sociedad anonima de capital variable organized under the laws of the United Mexican States ("TELMEX", and together with Equity-VII and MBO-VIII, the "POTENTIAL INVESTORS") (collectively, the "PARTIES").

                                  RECITALS

     WHEREAS, XO and the Potential Investors entered into a Stock Purchase Agreement, dated as of January 15, 2002 (the "STOCK PURCHASE AGREEMENT");

     WHEREAS, the Stock Purchase Agreement contains numerous conditions to the Potential Investors' obligations to consummate the transactions contemplated by that agreement and provides that if certain of the conditions to closing have not been satisfied by September 15, 2002, the Potential Investors may terminate the Stock Purchase Agreement;

     WHEREAS, the Potential Investors have stated that it is virtually impossible that many of the conditions to their obligations to consummate the transactions contemplated by the Stock Purchase Agreement will ever be satisfied, including, without limitation, the conditions relating to (i) a Material Adverse Effect (as defined in the Stock Purchase Agreement), (ii) a business plan reasonably acceptable to the Potential Investors, (iii) a bank credit facility reasonably acceptable to them and (iv) the satisfactory resolution, in the sole discretion of the Potential Investors, of certain litigation;

     WHEREAS, the Potential Investors have further stated that, in the judgment of each of them, the foregoing closing conditions were unsatisfied on September 15, 2002 and remain unsatisfied;

     WHEREAS, XO has stated that it believes that each of such conditions has been satisfied, has disputed the Potential Investors' claims that any of the conditions in the Stock Purchase Agreement have not or cannot be met and has stated that the Potential Investors are not entitled to terminate the Stock Purchase Agreement;

     WHEREAS, XO is a debtor in a chapter 11 case filed on June 17, 2002, in the United States Bankruptcy Court for the Southern District of New York (the "COURT");

     WHEREAS, the Parties wish to resolve their differences; and

     WHEREAS, High River Limited Partnership and Meadow Walk Limited Partnership (collectively, the "ICAHN DEBT HOLDERS"), who between them own approximately 85% of XO's senior secured debt and approximately $1.33 billion in principal face amount of XO's senior notes, have executed and delivered to the Potential Investors the Voting Agreement, attached as Exhibit D, and the Icahn Debt Holders, Chelonian Corp. and Icahn Associates Corp. (collectively, the "ICAHN AFFILIATES") have executed and delivered to the Potential Investors their Acknowledgement, Agreement and Consent, attached as Exhibit B;

     NOW, THEREFORE, in consideration of the recitals, covenants and releases contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

     1. Definitions. The following additional terms shall have the meanings listed:

          (a) AFFILIATES means, with respect to any specified Person, all Persons controlled by, controlling or under common Control (as defined below) with such specified Person.

          (b) APPROVAL MOTION means the motion for approval of this Settlement Agreement, substantially in the form attached as Exhibit E.

          (c) APPROVAL ORDER means the order of the Court, in the form attached as Exhibit A, approving this Settlement Agreement and the transactions and releases contemplated by it.

          (d) APPROVAL DATE means the date upon which the Approval Order becomes a Final Order.

          (e) BANKRUPTCY CODE means title 11 of the United States Code, 11 U.S.C.ss.101, et seq., as now in effect or hereafter amended.

          (f)  BOARD shall have the meaning specified in Section 5.

          (g) BUSINESS DAY means any day other than a Saturday or Sunday which is not a day on which banking institutions in New York City are authorized or obligated by law or executive order to close.

          (h)  CONSENTING PARTY shall have the meaning specified in Section 4.

          (i)  CONSENT shall have the meaning specified in Section 4.

          (j) CONTROL shall have the meaning specified in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

          (k) CONTROLLING PERSON means, with respect to any Person, any other Person that Controls such Person.

          (l) COVERED DIRECTOR means any director of XO on the date hereof, except any director who (i) is an executive officer of XO on the date hereof and (ii) shall continue as a director of XO following the Plan Effective Date.

          (m)  CREDITORS' COMMITTEE shall have the meaning specified in
               Section 4.

          (n)  EFFECTIVE DATE means the later of (i) the Approval Date and
               (ii) the date upon which XO shall have received the Payment Amount as set forth in Section 2 hereto.

          (o) EXECUTION DATE means the date this Settlement Agreement is fully executed by the Parties.

          (p) FINAL ORDER means an order which has not been stayed, reversed, vacated or modified, and the time to appeal or seek review or rehearing has expired and (i) no appeal or request for review or rehearing was filed; or (ii) if an appeal or request for review or rehearing was filed, such an appeal or request for review or rehearing is no longer pending.

          (q)  FL DESIGNEES shall have the meaning specified in Section 5.

          (r) FORSTMANN LITTLE ENTITIES means (i) FLC XXIX Partnership, L.P.; (ii) FLC XXX Partnership, L.P.; (iii) FLC XXXI Partnership, L.P. (d/b/a Forstmann Little & Co.); (iv) FLC XXXII Partnership, L.P.; (v) FLC XXXIII Partnership, L.P.;
               (vi) Forstmann Little & Co. Equity Partnership-V, L.P.;
               (vii) Forstmann Little & Co. Equity Partnership-VI, L.P.;
               (viii) F.L. Fund, L.P.; (ix) Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P.; and (x) Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P.

          (s) HORBACH INDEMNIFICATION AGREEMENT means that certain Indemnification Agreement, dated as of June 14, 2002, between XO Management (as defined below) and Sandra J. Horbach.

          (t) INVESTOR RELEASED PARTIES shall have the meaning specified in Section 6(a).

          (u)  MYERS INDEMNIFICATION AGREEMENT means that certain
               Indemnification Agreement, dated as of June 14, 2002, between XO Management and John H. Myers.

          (v) PAYMENT AMOUNT shall have the meaning specified in Section 2 hereof.

          (w) PERSON means any individual, firm, corporation, limited liability company, partnership, company, trust or other entity, and shall include any successor (by merger or otherwise) of such entity.

          (x) PLAN EFFECTIVE DATE means the Effective Date of XO's Plan, as defined therein.

          (y) OTHER STOCK PURCHASE AGREEMENTS shall mean (i) the Stock Purchase Agreement, dated as of December 7, 1999, among NEXTLINK Communications, Inc., Forstmann Little & Co. Equity Partnership-VI, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. and F.L. Fund, L.P.; (ii) the Stock Purchase Agreement, dated as of June 14, 2000, among NEXTLINK Communications, Inc. (including, if applicable, NM Acquisition Corp. as its successor), Forstmann Little & Co. Equity Partnership-VI, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. and F.L. Fund, L.P.;
               (iii) the Amendment and Stock Purchase Agreement, dated as of April 25, 2001, among XO Communications, Inc., Forstmann Little & Co. Equity Partnership-VI, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. and F.L. Fund, L.P; (iv) the Assignment and Assumption Agreement, dated as of January 19, 2000, among NEXTLINK Communications, Inc., Forstmann Little & Co. Equity Partnership-VI, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. and F.L. Fund, L.P.; and (v) the Second Amended and Restated Registration Rights Agreement, dated as of June 5, 2001, among the Company, Forstmann Little & Co. Equity Partnership-VI, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. and F.L. Fund, L.P.

          (z)  STAND-ALONE NOTICE shall have the same meaning as in XO's
               Plan.

          (aa) STAND-ALONE PLAN shall have the same meaning as in XO's
               Plan.

          (bb) TELMEX ENTITIES means (i) Carso Global Telecom, S.A. de C.V.; (ii) Controladora de Servicios de Telecomunicaciones, S.A. de C.V.; and (iii) Teninver, S.A. de C.V.

          (cc) TERMINATION NOTICE shall have the meaning specified in
               Section 10.

          (dd) XO MANAGEMENT means XO Management Services, Inc., a Washington corporation.

          (ee) XO RELEASED PARTIES shall have the meaning specified in
               Section 6(b).

          (ff) XO'S DISCLOSURE STATEMENT means the Disclosure Statement with Respect to XO's Plan.

          (gg) XO'S PLAN means the Third Amended Plan of Reorganization for XO Communications, Inc., dated July 22, 2002, filed by XO with the Court.

     2. Payment. On the next Business Day following the Approval Date, Forstmann Little & Co. and Telmex each shall pay to XO, TWELVE MILLION FIVE HUNDRED THOUSAND DOLLARS ($12,500,000.00), for an aggregate amount of TWENTY FIVE MILLION DOLLARS ($25,000,000.00) (the "PAYMENT AMOUNT"), by wire transfer in accordance with written instructions provided by XO prior to the Approval Date.

     3. Bankruptcy Court Approval. Within two (2) Business Days following the Execution Date, XO shall file with the Court the Approval Motion seeking entry of the Approval Order. XO shall seek a prompt hearing on such motion pursuant to the Federal Rules of Bankruptcy Procedure and other applicable law and rules and each of XO and each Potential Investor shall use its reasonable best efforts to obtain entry of the Approval Order and to seek to cause the Approval Order to become a Final Order as soon as possible.

     4. XO's Delivery of Consent from Creditors' Committee. XO shall use reasonable efforts to deliver to the Potential Investors, as soon as practicable, an Acknowledgement, Agreement and Consent substantially in the form of Exhibit C from the Official Committee of Unsecured Creditors appointed in XO's chapter 11 case (the "CREDITORS' COMMITTEE"). In discharge of its obligations under this Section 4, XO shall have no obligation to offer, or to encourage any other Person to offer, any financial or other consideration, including, without limitation, any modification to XO's Plan, in an effort to obtain such Consent.

     5.   Board Resignation and Continuing Obligations.
          --------------------------------------------

          (a) On or before the Effective Date, Forstmann Little shall directly or indirectly cause its Affiliates who hold any shares of Series C Cumulative Convertible Participating Preferred Stock of XO or Series D Convertible Participating Preferred Stock of XO to remove the directors currently serving on XO's Board of Directors (the "BOARD") who were designated by such series of preferred stock (the "FL DESIGNEES"), unless such director has theretofore tendered his or her resignation.

          (b) From the date hereof and continuing through and after the Effective Date, any and all obligations of XO existing on the date hereof to indemnify and hold harmless each FL Designee shall survive unimpaired and unaffected following their termination as directors of XO as provided for, and consistent with the terms currently set forth, in XO's Plan. Until the third (3rd) anniversary of the Effective Date, XO shall not take, and shall not cause or permit to be taken, any action and shall not fail to take any action, where such action or failure to take such action adversely affects the indemnification and hold harmless rights of the FL Designees existing on the date hereof. Until the sixth (6th) anniversary of the Effective Date, any and all indemnification and hold harmless rights of the FL Designees shall at all times be at least as favorable as the treatment of, and indemnification and hold harmless rights provided to, any director of XO as of the date hereof. Until the sixth (6th) anniversary of the Effective Date, upon the reasonable request from time to time of either FL Designee, XO shall provide to such FL Designee any and all information reasonably requested by such FL Designee regarding the material terms of and any and all amendments, modifications, or changes to any obligation of XO to indemnify or hold harmless any director of XO as of the date hereof.

          (c) From the date hereof and continuing through and after the Effective Date, the treatment of, and coverage provided to, the FL Designees under any (i) run-off directors' and officers' liability insurance policies and/or endorsements and (ii) any directors' and officers' liability insurance policies and/or endorsements obtained or maintained by XO governing claims arising from facts or events that occurred on or before the Effective Date (including without limitation the consummation of this Settlement Agreement or the consummation or failure to consummate the transactions contemplated by the Stock Purchase Agreement), in either case, shall at all times be at least as favorable to the FL Designees as the treatment of, and coverage provided to, any Covered Director; provided that nothing herein shall obligate XO to obtain or maintain any such policy or endorsement. Upon the reasonable request from time to time of either FL Designee, XO shall provide to such FL Designee any and all information reasonably requested by such FL Designee regarding the existence, material terms, amendments, extensions, renewals or terminations of any directors' and officers' liability insurance policies and/or endorsements of XO or any of its Affiliates naming as an insured or otherwise covering any Covered Director.

          (d) This Section 5 shall be binding on, and enforceable against, XO and its successors and assigns, including, without limitation, any purchaser of all or substantially all of XO's assets pursuant to Section 363(b) of the Bankruptcy Code, or otherwise.

          (e) Any and all claims for indemnification or insurance under this Section 5 shall survive and be rendered unimpaired and unaffected pursuant to Section 1124(1) of the Bankruptcy Code by the entry of any confirmation order with respect to any chapter 11 plan approved in XO's chapter 11 case, and from and after the Effective Date but prior to the consummation of any such chapter 11 plan, all such claims shall be entitled to administrative expense priority pursuant to Section 503(b) of the Bankruptcy Code.

          (f) Unless the Approval Motion shall have theretofore been denied or the Approval Order is reversed on appeal, XO will not propose or support any chapter 11 plan in XO's chapter 11 case that would be inconsistent with the due performance of its obligations under this Section 5, it being understood and agreed that nothing herein requires XO to alter, amend or resolicit acceptances in connection with the Stand-Alone Plan.

     6.   Releases
          --------

          (a) As of the Effective Date, XO irrevocably, unconditionally and forever releases and discharges (i) the Potential Investors, (ii) each of the Potential Investors' respective current and former Affiliates (including, without limitation, the Forstmann Little Entities and the Telmex Entities), (iii) to the extent not covered by clause (ii), any and all current and former officers, partners, directors, employees, agents, members, shareholders, Controlling Persons, attorneys, advisors and other professionals of any Person covered by clauses (i) or (ii), and (iv) to the extent not covered by clauses (ii) or (iii), the FL Designees (collectively, the "INVESTOR RELEASED PARTIES"), from any and all claims, obligations, suits, judgments, damages, demands, rights, causes of action and liabilities, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, now existing or hereafter arising, in law, equity or otherwise, arising from or relating in any way whatsoever to XO, any of XO's businesses, the Stock Purchase Agreement, the Other Stock Purchase Agreements, XO's chapter 11 case, XO's Plan or XO's Disclosure Statement or the purchase or sale of XO's equity or debt securities by any Person; provided, however, that this release shall not extend to any obligations in respect of telecommunications services provided by or to XO or its subsidiaries in the ordinary course of their business nor to any promise made or obligation assumed in this Settlement Agreement.

          (b) As of the Effective Date, each of the Potential Investors irrevocably, unconditionally and forever releases and discharges (i) XO,
(ii) each of XO's current and former Affiliates, and (iii) to the extent not covered by clause (ii), any and all current and former officers, partners, directors, employees, agents, members, shareholders, Controlling Persons, attorneys, advisors and other professionals of any Person covered by clauses (i) or (ii) (but excluding the Forstmann Little Entities and the FL Designees) (collectively, the "XO RELEASED PARTIES"), from any and all claims, obligations, suits, judgments, damages, demands, rights, causes of action and liabilities, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, now existing or hereafter arising, in law, equity or otherwise, arising from or relating in any way whatsoever to XO, any of XO's businesses, the Stock Purchase Agreement, the Other Stock Purchase Agreements, XO's chapter 11 case, XO's Plan or XO's Disclosure Statement or the purchase or sale of XO's equity or debt securities by any Person; provided, however, that this release shall not extend to any obligations in respect of telecommunications services provided by or to XO or its subsidiaries or by or to Telmex or its subsidiaries in the ordinary course of their businesses nor to any promise made or obligation assumed in this Settlement Agreement; and provided, further, that this release shall not extend to any indemnification obligations of XO to the FL Designees as set forth in XO's Plan, or any obligations of XO Management under the Horbach Indemnification Agreement or the Myers Indemnification Agreement.

          (c) Unless otherwise required or ordered by the Court (or any court to which any plan of reorganization in XO's chapter 11 case may be appealed) in connection with the approval of XO's Plan or any other plan of reorganization in XO's chapter 11 case, XO shall not propose or support (and shall use its reasonable best efforts, consistent with its fiduciary duties, to oppose) any amendment to Section 8.3, 10.4 or 10.5 of XO's Plan (or the corresponding provisions in any other plan of reorganization in XO's chapter 11 case) that would adversely affect any Investor Released Party without the express written consent of (i) such affected Investor Released Party, if such affected Investor Released Party is a Potential Investor or an FL Designee, and/or (ii) the Potential Investor affiliated with such affected Investor Released Party, if such affected Investor Released Party is not a Potential Investor or an FL Designee.

     7. Preservation of Rights Prior to the Effective Date. Until the Effective Date and subject to Section 13, nothing in this Settlement Agreement shall limit or constitute a waiver of any of the Parties' rights, obligations, claims and defenses under the Stock Purchase Agreement and otherwise (whether in law or equity), including without limitation under
Section 8.12 of the Stock Purchase Agreement.

     8. Defenses and Appeals. XO covenants that it will vigorously defend against any appeal or request for reconsideration or modification of the Approval Order and that it will not object to any motion by the Potential Investors to intervene or otherwise participate in any such appeals or requests as interested parties, and each Potential Investor covenants that it will use reasonable best efforts to support and cooperate with XO in vigorously defending against any such appeals or requests.

     9.   Indemnification.
          ---------------

          (a) From and after the Effective Date, XO shall indemnify, defend and hold harmless any and all Investor Released Parties from and against any and all claims, losses, liabilities, obligations, payments, damages, charges, judgments, fines, penalties, amounts paid in settlement, costs and expenses (including, without limitation, reasonable attorneys' fees) resulting from any breach of this Settlement Agreement by XO. Any and all claims for indemnification under this Section 9(a) shall survive and be rendered unimpaired and unaffected pursuant to Section 1124(1) of the Bankruptcy Code by the entry of any confirmation order with respect to any chapter 11 plan approved in XO's chapter 11 case, and from and after the Effective Date but prior to consummation of any such chapter 11 plan, all such claims shall be entitled to administrative expense priority pursuant to Section 503(b) of the Bankruptcy Code.

          (b) From and after the Effective Date, each Potential Investor shall indemnify, defend and hold harmless any and all XO Released Parties from and against any and all claims, losses, liabilities, obligations, payments, damages, charges, judgments, fines, penalties, amounts paid in settlement, costs and expenses (including, without limitation, reasonable attorneys' fees) resulting from any breach of this Settlement Agreement by such Potential Investor.

     10. Lifting of the Automatic Stay. Simultaneously with or prior to the execution of this Settlement Agreement, XO and the Potential Investors shall sign a stipulation and proposed order in the form attached as Exhibit F consenting to lift the automatic stay under Section 362 of the Bankruptcy Code for the limited purpose of allowing the Potential Investors to deliver to XO a notice of termination of the Stock Purchase Agreement as of September 16, 2002 in substantially the form attached as Exhibit G (the "TERMINATION NOTICE"). Within two (2) Business Days following the Execution Date, XO shall file with the Court the motion for the order consenting to lift the automatic stay in the form attached as Exhibit H. The effectiveness of the Termination Notice shall be subject to the entry of such order and upon entry thereof, the Termination Notice shall automatically become effective, without prejudice to any of the rights and obligations of the parties under this Settlement Agreement or the Stock Purchase Agreement, including, without limitation, the right of XO to assert claims for breach of the Stock Purchase Agreement in the event the Approval Motion is denied or this Settlement Agreement is otherwise terminated or the right of any Potential Investor to assert the failure of any of the conditions to its obligation to consummate the transactions contemplated by the Stock Purchase Agreement or to assert any right of termination provided for in the Stock Purchase Agreement. XO and the Potential Investors shall file the stipulation with the Court to be "so ordered" at the same time that XO files it motion seeking entry of the Approval Order and shall use their reasonable best efforts to obtain approval of the stipulation and order lifting the automatic stay as soon as practicable.

     11. Termination of the Stock Purchase Agreement. XO and the Potential Investors mutually agree that upon the Effective Date, the Stock Purchase Agreement shall be deemed to have been terminated in its entirety pursuant to Section 6.1(a) thereof as of September 16, 2002, with no further rights, duties, obligations or liabilities under it to survive, and the Termination Notice shall in that event be deemed withdrawn nunc pro tunc and of no force and effect. In the event the Stock Purchase Agreement is terminated under this Section 11, (i) the Potential Investors shall be entitled to retain any and all amounts reimbursed to them as expense reimbursement under the Stock Purchase Agreement and XO's obligations to reimburse any Potential Investor for any further fees and expenses not theretofore paid to them under the Stock Purchase Agreement shall terminate upon such termination of the Stock Purchase Agreement, (ii) XO will not challenge or support or encourage any challenge to the Potential Investors' rights to retain any and all amounts paid to them or on their behalf by XO under the Stock Purchase Agreement and (iii) XO acknowledges and agrees that any and all amounts reimbursed to the Potential Investors under the Stock Purchase Agreement were within the scope and contemplation of that agreement and were proper and reasonable, and XO hereby irrevocably, unconditionally and forever waives and releases any and all rights, if any, it has or may have to recoup any amounts reimbursed to the Potential Investors under the Stock Purchase Agreement.

     12. Termination of the Other Stock Purchase Agreements. XO and Forstmann Little mutually agree that as of the Effective Date, the Other Stock Purchase Agreements shall terminate in their entirety with no further rights, duties, obligations or liabilities under them to survive.

     13. Termination of this Settlement Agreement. Each Party shall have the right, in its sole discretion, to terminate this Settlement Agreement if (i) the Approval Motion is denied, (ii) the Approval Motion is granted and later reversed on appeal and such reversal becomes a Final Order or
(iii) (A) in the judgment of such Party, the Approval Order has been changed in any manner which deprives, or the Court or any court to which the Approval Order may be appealed makes any ruling which has the effect of depriving, such Party of any benefit of this Settlement Agreement or the Approval Order in the form attached as Exhibit A or (B) Paragraph 4 of the Approval Order has been changed, or the Court or any court to which the Approval Order may be appealed makes any ruling which has the effect of changing, Paragraph 4 of the Approval Order in any manner whatsoever from Paragraph 4 in the form of the Approval Order attached as Exhibit A. Each Potential Investor shall have the right, in its sole discretion, to terminate this Settlement Agreement if (i) a hearing on the Approval Motion shall not have been held on or before the sixtieth (60th) calendar day following the Execution Date; provided that such right of termination of the Settlement Agreement shall only be available until the tenth (10th) Business Day following such date, (ii) the Approval Order shall not have been granted on or before the ninetieth (90th) calendar day following the Execution Date; provided that such right of termination of the Settlement Agreement shall only be available until the tenth (10th) Business Day following such date, or (iii) there shall have occurred or XO shall have proposed or supported any amendment to Section 8.3, 10.4 or 10.5 of XO's Plan (or the corresponding provisions in any other plan of reorganization in XO's chapter 11 case) that would adversely affect any Investor Released Party. Except as provided in Section 28 hereof, thereafter no Party shall have any further rights, duties, obligations or liabilities hereunder and this Settlement Agreement and all orders entered and proceedings undertaken in connection with it (other than the lifting of the automatic stay in accordance with Section 10) shall become null and void without further action by any Party and each of the Parties shall be restored to their status quo ante rights, including, without limitation, all rights, obligations, claims and defenses under the Stock Purchase Agreement and XO's claim, if made, that the Termination Notice was unwarranted as of September 16, 2002. In the event this Settlement Agreement is terminated pursuant to this Section 13, the Stock Purchase Agreement will be deemed to have been terminated by the Potential Investors on September 16, 2002 under
Section 6.1 of the Stock Purchase Agreement. In light of XO's intention to deliver the Stand-Alone Notice but not subject thereto, XO shall not at any time seek specific performance of any obligation under the Stock Purchase Agreement or any other equitable remedy to specifically enforce the terms of the Stock Purchase Agreement. The Parties further acknowledge and agree that they shall be permitted to exercise any and all termination rights that they may have under this Section 13 without seeking and/or obtaining any consents or approvals from the Court or otherwise (including, without limitation, any relief from the automatic stay).

     14. Publicity. All public announcements and public filings by any Party regarding this Settlement Agreement must be reasonably acceptable to the other Parties. The Parties agree that, prior to issuing any press release or making any public filing announcing, describing or referring to the settlement contained in this Settlement Agreement, the Parties shall provide each other with a written copy of such press release or public filing and permit the other Parties to comment thereon. XO and Telmex acknowledge that pursuant to Section 13(d) of the Securities Exchange Act of 1934, Forstmann Little or its Affiliates may be required to make a filing in connection with the execution of this Settlement Agreement.

     15. No Admission of Fault or Liability. The Parties agree that neither the execution of this Settlement Agreement, nor compliance with its terms, shall constitute an admission of any fault or liability on the part of any of the Parties, or any of their Affiliates, officers, partners, directors, employees, agents, members, shareholders, attorneys, advisors and other professionals. None of the Parties to this Settlement Agreement admit fault or liability of any sort and, in fact, all Parties expressly deny fault and liability. In particular, but not by way of limitation, neither this Settlement Agreement, nor the Stand-Alone Notice, nor any draft or final pleadings, motions, affidavits or other papers filed by any Party with the Bankruptcy Court in connection with seeking approval of this Settlement Agreement, seeking to obtain the Approval Order or seeking to have the Approval Order become a Final Order shall be used by any Party against another Party as an admission or evidence of whether any condition to the Potential Investors' obligations to consummate the transactions contemplated by the Stock Purchase Agreement has been or is or was capable of being satisfied. The Parties further acknowledge and agree that neither a filing of the Stand-Alone Notice by XO nor any actions taken by XO in furtherance of the Stand-Alone Plan subsequent to September 16, 2002 shall constitute or give rise to (i) any of the events of termination under
Section 6.1 of the Stock Purchase Agreement or any rights, claims or other defenses that would not have existed prior to September 16, 2002 or (ii) any breach of any representation, warranty, covenant, default or event of default under the Stock Purchase Agreement or the Other Stock Purchase Agreements.

     16. Attorneys' Fees, Expenses, and Costs. XO and the Potential Investors are each responsible for and agree to bear their own respective attorneys' fees, expenses, court costs, and other costs and expenses incurred in connection with this Settlement Agreement.

     17. Consultation with Attorneys and Construction of Agreement. Each Party represents and warrants that this Settlement Agreement is the product of negotiation and preparation by and among all of the Parties and their respective attorneys, and that each Party has undertaken its own investigation of the facts and is relying solely upon its own knowledge and the advice of its respective attorneys. The Parties expressly acknowledge that this Settlement Agreement shall not be deemed to have been prepared or drafted by one Party or another, or its attorneys, and will be construed accordingly.

     18. Governing Law. This Settlement Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law, other than the choice of law principles of such state.

     19. Waiver Of Jury Trial. The Parties hereby waive any right they may have to a trial by jury in respect of any action, proceeding or litigation directly or indirectly arising out of, under or in connection with this Settlement Agreement.

     20. Amendments in Writing. This Settlement Agreement may only be amended or modified if such amendment or modification is in writing and signed by all the Parties and authorized pursuant to an order of the Court. No waiver of any breach of this Settlement Agreement shall be construed as an implied amendment or agreement to amend or modify any provision of this Settlement Agreement.

     21. No Waiver. The failure by any of the Parties to enforce at any time, or for any period of time, any one or more of the terms or conditions of this Settlement Agreement, or a course of dealings between the Parties, shall not be a waiver of such terms or conditions or of such Party's right thereafter to enforce each and every term and condition of this Settlement Agreement.

     22. No Third Party Beneficiaries. The only intended beneficiaries of this Settlement Agreement are the Parties to this Settlement Agreement, except that it is expressly acknowledged and agreed by the Parties that the FL Designees are third party beneficiaries of Section 5 and all Investor Released Parties and XO Released Parties are third party beneficiaries of Sections 6 and 9, as applicable. XO and the Potential Investors acknowledge and agree that there are not and have never been any intended third party beneficiaries of or under the Stock Purchase Agreement and XO and the Potential Investors never intended that any Person other than XO and the Potential Investors have or ever had any rights under or relating to the Stock Purchase Agreement.

     23. Headings. Headings are for convenience only and shall not limit, expand, affect or alter the meaning of any text.

     24. Successors and Assigns. This Settlement Agreement and its exhibits shall be binding on and shall inure to the benefit of the Parties and their respective successors and assigns, including, without limitation, any purchaser of all or substantially all of XO's assets pursuant to Section 363(b) of the Bankruptcy Code, or otherwise, and is enforceable against them in accordance with its terms. Each of XO and the Potential Investors represents and warrants that it has not assigned any rights or claims under the Stock Purchase Agreement, other than as set forth and disclosed in the Plan, Disclosure Statement and order confirming the FL/Telmex Plan (as defined in the Plan).

     25. Non-Assignment of Claims. To the extent permitted by law, XO shall not sell, transfer, assign or otherwise dispose of any of its rights or interests under, or any claims it may have against any party arising out of or relating to, the Stock Purchase Agreement or arising out of or relating to the negotiations related thereto, the transactions contemplated thereby or any subsequent discussions related thereto or to the termination thereof to any Person, or agree to take any of the foregoing actions.

     26. Several, Not Joint, Obligations. The agreements, representations and obligations of Telmex, on the one hand, and Forstmann Little, on the other hand, under this Settlement Agreement are, in all respects, several and not joint.

     27. Warranty of Authority. Each Party represents and warrants for itself that this Settlement Agreement has been duly authorized, executed and delivered and that, subject to the Approval Order becoming a Final Order, this Settlement Agreement constitutes a legal, valid, and binding obligation of such Party, enforceable against such Party in accordance with its terms.

     28.  Survival. Sections 10, 13, 15, 18, 19, 20, 21, 22, 23, 24, 26, 27,
28 and 29 hereto shall survive any termination hereof in perpetuity.

     29. Multiple Counterparts and Facsimile Signatures. This Settlement Agreement may be executed in several counterparts and as so executed shall constitute an enforceable agreement, binding on all Parties, notwithstanding that all Parties are not signatories to the original or the same counterpart. This Settlement Agreement may be executed and delivered by facsimile copies, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the Parties hereto have executed this Settlement Agreement the day and year first above written.


                                   XO COMMUNICATIONS, INC.



                                   By:   /s/ Gary D. Begeman
                                      -------------------------------------
                                   Name:  Gary D. Begeman
                                   Title: Senior Vice President,
                                          General Counsel and Secretary


                                   FORSTMANN LITTLE & CO. EQUITY
                                   PARTNERSHIP-VII, L.P.

                                   By:  FLC XXXII Partnership, L.P.,
                                        its general partner


                                   By:   /s/ Gordon A. Holmes
                                      -------------------------------------
                                   Name:  Gordon A. Holmes
                                   Title: General Partner


                                   FORSTMANN LITTLE & CO. SUBORDINATED
                                   DEBT AND EQUITY MANAGEMENT BUYOUT
                                   PARTNERSHIP-VIII, L.P.

                                   By:  FLC XXXIII Partnership, L.P.
                                        its general partner


                                   By:   /s/ Gordon A. Holmes
                                      -------------------------------------
                                   Name:  Gordon A. Holmes
                                   Title: General Partner


                                   FLC XXXI PARTNERSHIP, L.P.

                                   By:  FLC XXXIII Partnership, L.P.,
                                        a general partner


                                   By:   /s/ Gordon A. Holmes
                                      -------------------------------------
                                   Name:  Gordon A. Holmes
                                   Title: General Partner


                                   TELEFONOS DE MEXICO, S.A. DE C.V.


                                   By:   /s/ Javier Mondragon Alarcon
                                      -------------------------------------
                                   Name:  Lic. Javier Mondragon Alarcon
                                   Title: General Counsel